UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Building B09

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

As previously reported, on February 19, 2025, Autozi Internet Technology (Global) Ltd. (the “Company”) entered into an Amended and Restated Securities Purchase Agreement (the “Amended SPA”) and an Amended and Restated Registration Rights Agreement (the “RRA”) with JAK Opportunities XII LLC (the “Investor”). Pursuant to the Amended SPA, the Company issued to the Investor a senior unsecured convertible note (the “Existing Note”) and six incremental warrants (the “Incremental Warrants”). The Incremental Warrants provided the Investor the right to purchase additional senior unsecured convertible notes of the Company with an aggregate original principal amount of up to $24,000,000. The RRA required the Company to, among other things, file a registration statement with the Securities and Exchange Commission (the “SEC”) for the resale of the Class A ordinary shares issuable upon conversion of the notes. In accordance with the RRA, the Company filed a registration statement on Form F-1 (the “Initial Registration Statement”) with the SEC on April 30, 2025.

On September 19, 2025, the Company entered into a Waiver and Release Agreement (the “Waiver Agreement”) with the Investor, under which the Investor has agreed to terminate its registration rights, irrevocably waive any claims associated therewith, and relinquish its right to future investments under the Incremental Warrants, in exchange for the Company issuing a new senior unsecured convertible note to the Investor. Pursuant to the terms of the Waiver Agreement and subject to the conditions set forth therein, the RRA has been terminated in its entirety, and all six outstanding Incremental Warrants, which entitled the Investor to purchase up to $24,000,000 in additional convertible notes, have been cancelled and are of no further force or effect. The Company issued a new senior unsecured convertible note to the Investor with an original principal amount of $1,534,250, bearing no interest and maturing in one year (the “New Note”).

The New Note was issued and sold in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Company relied on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder for transactions not involving a public offering, based on the representations and warranties of the Investor, including its status as an “accredited investor.” The Class A ordinary shares issuable upon conversion of the New Note have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The foregoing descriptions of the Waiver Agreement and the New Note do not purport to be complete and are qualified in their entirety by reference to the full text of these agreements. A copy of the Waiver and Release Agreement and the Form of Senior Unsecured Convertible Note are filed as Exhibit 10.1 and Exhibit 4.1, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
99.1	Form of Senior Unsecured Convertible Note
99.2	Waiver and Release Agreement, dated September 19, 2025, by and between Autozi Internet Technology (Global) Ltd. and JAK Opportunities XII LLC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board

Date: September 22, 2025